

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2013

Via E-mail
Mr. Kristian B. Kos
President and Chief Executive Officer
New Source Energy GP, LLC
914 North Broadway, Suite 230
Oklahoma City, Oklahoma 73102

> **Re: New Source Energy Partners L.P.**
> **Registration Statement on Form S-1**
> **Filed December 31, 2012**
> **File No. 333-185754**

Dear Mr. Kos:

We have reviewed your registration statement and your correspondence dated December 7, 2012, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds, page 56

1.   Refer to the following sentence on page 56: "We intend to use the estimated net proceeds…, after deducting underwriting discounts, structuring fees, fees and expenses associated with our new revolving credit facility and offering expenses…, as consideration…for the contribution by New Source Energy…and to pay fees and expenses associated with such contribution, our new revolving credit facility and this offering." Please clarify this sentence, as there appears to be a redundancy.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 100

New Revolving Credit Facility, page 113

2.   We note your response to comment 13 in our letter dated November 16, 2012. Our prior comment requested disclosure regarding your anticipated debt position at the time your offering will be completed as part of the Liquidity and Capital Resources section of your filing. Please revise this disclosure accordingly. Refer to Item 303(A)(2) of Regulation S-K.

New Source Energy Credit Facility, page 113

3.   Please clarify in this section that the Partnership no longer will have access to the New Source Energy credit facility following the completion of your offering, consistent with the information which you provided to us in response to comment 31 in our letter dated November 16, 2012.

Business and Properties, page 121

4.   We note your response to comment 15 in our letter dated November 16, 2012. Please disclose the information which you provided to us in your response letter.

Acreage, page 134

5.   In comment 20 in our letter dated November 16, 2012, we asked that you disclose the proved undeveloped reserves and associated drilling locations that are scheduled for drilling after the expiration of any material undeveloped acreage. You declined, in part, with "Although the majority of our undeveloped acreage is subject to material near-term lease expiration, we do not believe this presents a material risk to us as a result of our ability to utilize the forced pooling process." We do not agree with your position. As the outcome of forced pooling procedures is based on the individual facts and circumstances of each situation, it is the staff's view that success cannot be sufficiently predicted so as to be incorporated in attribution of proved reserves. We note your risk factor with regard to forced pooling on page 35, your statement on page 158 that you do not assume forced pooling in your reserve reports and, on page 213, that the forced pooling procedures are performed by New Source Group and, thus, are not under your control. We reissue our prior comment 20.

Notes to Financial Statements

Note 1. Summary of Significant Accounting Policies

Pro Forma Data (unaudited), page F-11

6.   We note your response to comment 28 in our letter dated November 16, 2012. Your response states that you will calculate your full cost pool amortization based on the Partnership Properties' specific production, reserves and future development costs as your basis for presenting pro forma depreciation, depletion and amortization information. As this prospective methodology differs from what was used to prepare your historical GAAP-basis financial statements, it does not appear to be appropriate for pro forma purposes. Please provide us with additional detail supporting this presentation or revise your pro forma presentation to remove this adjustment.

7.   We note that you added a pro forma adjustment for commodity derivative contracts that will be contributed by New Source Energy at the closing of this offering. We also note the disclosure per page 107 of your submission stating that you entered into new fixed price swap derivative contracts in July 2012. Please tell us why these derivative contracts are not included in your September 30, 2012 carve-out financial statements.

General

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ronald Winfrey (Petroleum Engineer) at (202) 551-3704 if you have questions regarding the engineering comments. You may contact Bob Carroll (Staff Accountant) at (202) 551-3362, or Ethan Horowitz (Branch Chief) at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director